UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. __)*

                                ACMAT Corporation
    -----------------------------------------------------------------------
                                (Name of Issuer)

                           Class A Stock, no par value
    ---------------------------------------------------------------------
                          (Title of Class of Securities)

                                  004616 20 7
                  ----------------------------------------------
                                 (CUSIP Number)

                        William H. Cuddy, Esq. (203) 275-0100
                                Day, Berry & Howard
                    CityPlace I, Hartford, Connecticut 06103-3499
- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 6, 1995
                  ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement/X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages.
Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO. __ 004616 20 7 __                              Page 2 of 6 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rhoda Chase  ###-##-####_______________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
     N/A                                                             (b)/ /

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     PF____________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America______________________________________________

          7    SOLE VOTING POWER
               232,000 shares______________________________________
NUMBER OF
  SHARES  8    SHARED VOTING POWER
BENEFICIALLY   -0- shares__________________________________________
 OWNED BY
   EACH   9    SOLE DISPOSITIVE POWER
 REPORTING     232,000 shares______________________________________
  PERSON
   WITH   10   SHARE DISPOSITIVE POWER
               -0- shares__________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     232,000 shares of Class A Stock_______________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*
                                                                       /X/

     ______________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

     7.2%_________________________________________________________________

14   TYPE OF REPORTING PERSON*

     IN____________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. __ 004616 20 7 __                              Page 3 of 6 Pages




                            STATEMENT ON SCHEDULE 13D


Item 1. Security and Issuer.

   The class of equity securities to which this Statement relates is the Class A Stock, no par value (the "Class A Stock") of ACMAT Corporation ("ACMAT"), a Connecticut corporation, whose principal executive officers are located at 233 Main Street, New Britain, Connecticut 06050-2350.

Item 2. Identity and Background.

   (a)  Name:

        Rhoda Chase (the "reporting person")

   (b)  Residence or Business Address:

        96 High Ridge Road
        West Hartford, Connecticut 06117

   (c)  Present Principal Occupation or Employment:

        Not Applicable.

   (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding misdemeanors similar to traffic violations).

   (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has she, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f)  Citizenship:

   The reporting person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

   (a) On January 19, 1995, the reporting person disposed of 2,000 shares of Class A Stock in a private sale at a price of $9.50 per share.

   (b) On January 24, 1995, the reporting person purchased 23,000 shares of Class A Stock from Chase Insurance Holdings Corporation in a private sale at a price of $9.50 per share.

   (c) On February 6, 1995, the reporting person purchased 209,000 shares of Class A Stock from Chase Insurance Holdings Corporation in a private sale at a price of $9.50 per share.

   The aggregate amount of funds used by the reporting person to purchase the shares in (b) and (c) above was $2,204,000. Such funds were obtained from the personal funds of the reporting person.

CUSIP NO. __ 004616 20 7 __                              Page 4 of 6 Pages

Item 4. Purpose of Transaction.
    The reporting person desires to sell the 232,000 shares of Class A Stock she owns of record. Based on her ongoing evaluation of the business, prospects and financial condition of ACMAT, the market for and price of the Common Stock, other opportunities available to her, offers for her shares of Common Stock, general economic conditions and other future developments, the reporting person may decide to hold for investment all or part of her present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock either in the open market, in private transactions, or by any other permissible means.

   Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

        (a) The acquisition by any person of additional securities of ACMAT, or the disposition of securities of ACMAT;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACMAT or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of ACMAT or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of ACMAT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of ACMAT;

        (f) Any other material change in ACMAT's business or corporate structure;

        (g) Changes in ACMAT's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACMAT by any person;

        (h) Causing a class of securities of ACMAT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of ACMAT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

        (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

   (a) As of the date hereof, the reporting person owns of record and beneficially 232,000 shares of Class A Stock, or 7.2% of the 3,239,567 shares of Class A Stock outstanding as of February 6, 1995.

   (b) The reporting person has sole power to vote, direct the voting of, dispose of, or direct the disposition of, the 232,000 shares of Class A Stock owned by her.

   (c) Besides the following transactions, no transactions occurred during the past sixty days:

CUSIP NO. __ 004616 20 7 __                              Page 5 of 6 Pages

                                      Price        Number     Where and How
             Character of             Per          of         Transaction Was
Date         Transaction              Share        Shares     Effected

01/19/95     Disposition by           $9.50         2,000     Private Sale
             the reporting
             person

01/24/95     Sale by Chase            $9.50        23,000     Private Sale
             Insurance Holdings
             Corporation to the
             reporting person

02/06/95     Sale by Chase            $9.50       209,000     Private Sale
             Insurance Holdings
             Corporation to the
             reporting person

   (d)  Not applicable.

   (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not applicable.

Item 7. Material to be Filed as Exhibits.

        Not applicable.

CUSIP NO. __ 004616 20 7 __                              Page 6 of 6 Pages

                                    SIGNATURE

   After reasonable inquiry and to the best of her knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

Date:   February 16, 1995



                            By  /s/ Rhoda Chase

                            Name:   Rhoda Chase